Exhibit 99.1

NR 17-01

Gold Reserve Announces Resignation of Board Member to Take Position with Trump Administration

SPOKANE, WASHINGTON, January 24, 2017

Gold Reserve Inc. (TSX.V: GRZ) (OTCQB: GDRZF) (“Gold Reserve” or the “Company”) today announced that Kenneth I. Juster has resigned, effective immediately, from the Board of Directors of the Company to take a position with the Donald J. Trump Administration as Deputy Assistant to the President for International Economic Affairs.  Mr. Juster’s resignation from the Board is required as a result of his new position.

On behalf of the Board of Directors, management and shareholders, we want to thank Mr. Juster for his excellent counsel and contributions to the Company during a very important period in the Company’s history. We wish him great success in his new position at the White House.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

 “Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”